UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Evanston Alternative Opportunities Fund

(Name of Issuer)

Evanston Alternative Opportunities Fund

(Name of Person(s) Filing Statement (Issuer))

Class A Shares and Class I Shares

(Title of Class of Securities)

Class A Shares: 299222 208            Class I Shares: 299222 109

(CUSIP Number of Class of Securities)

Scott Zimmerman

1560 Sherman Avenue, Suite 960

Evanston, Illinois 60201

(847) 328-4961

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:

Michael S. Caccese

Clair E. Pagnano

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111-2950

(617) 261-3100

June 15, 2018

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation $10,951,961(a)	Amount of Filing Fee $1,363.52(b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(b)	Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,363.52

Form or Registration No.:    SC TO-I

Filing Parties:    Evanston Alternative Opportunities Fund

Date Filed:    June 15, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Final Amendment to Tender Offer Statement

This Final Amendment amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on June 15, 2018 by the Evanston Alternative Opportunities Fund (the “Fund”) relating to the Fund’s offer to repurchase Class A Shares and Class I Shares of the Fund (“Shares”) from its shareholders (“Shareholders”) on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal in an aggregate amount of up to $10,951,961 (the “Offer”) and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the Offer, $8,515,854.12 was tendered and accepted by the Fund at a net asset value of $9.8874 per Class I Share as determined as of September 30, 2018. No Class A Shares were tendered for repurchase. Payments (less any early repurchase charge or holdbacks) were wired on October 30, 2018 to the accounts of tendering Shareholders as described in the Letter of Transmittal and in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2018

EVANSTON ALTERNATIVE OPPORTUNITIES FUND

By:	/s/ Kenneth A. Meister
Name:	Kenneth A. Meister
Title:	Trustee, President and Principal Executive Officer